Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited consolidated financial statements and the related notes included elsewhere in this Report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2020 filed with the Securities and Exchange Commission on April 19, 2021 (the “2021 Form 20-F”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed in the 2021 Form 20-F under the section titled “Risk Factors” and in other parts of the 2021 Form 20-F. Our consolidated financial statements have been prepared in accordance with U.S. GAAP.

RESULTS OF OPERATION

Impact of COVID-19 Outbreak

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a “Public Health Emergency of International Concern” and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. While the closures and limitations on movement, domestically and internationally, are expected to be temporary, if the outbreak continues on its current trajectory the duration of the supply chain disruption could reduce the availability, or result in delays, of materials or supplies to and from Aptorum Group Limited and its subsidiaries (collectively “the Group”), which in turn could materially interrupt the Group’s business operations. Given the speed and frequency of the continuously evolving developments with respect to this pandemic, the Group cannot reasonably estimate the magnitude of the impact to its consolidated results of operations. We have taken every precaution possible to ensure the safety of our employees.

Additionally, it is reasonably possible that estimates made in the financial statements have been, or will be, materially and adversely impacted in the near term as a result of these conditions, including losses on investments; impairment losses related to long-lived assets and current obligations.

For the six months ended June 30, 2021 and 2020

The following table summarizes our results of operations for the six months ended June 30, 2021 and 2020.

	For the six months ended June 30,
	2021	2020
	(Unaudited)	(Unaudited)
Revenue
Healthcare services income	$637,784	$327,273

Operating expenses
Cost of healthcare services	(629,987)	(436,171)
Research and development expenses	(5,508,356)	(4,315,033)
General and administrative fees	(2,564,117)	(2,076,634)
Legal and professional fees	(1,240,512)	(1,540,304)
Other operating expenses	(189,125)	(641,457)
Total operating expenses	(10,132,097)	(9,009,599)

Other (loss) income
(Loss) gain on investments in marketable securities, net	(7,565,273)	192,134
Gain on non-marketable investments	-	1,635,939
Loss on investments in derivatives, net	(4,289)	(101,233)
Gain on use of digital currencies	4,918	-
Interest expense, net	(126,102)	(144,226)
Sundry income	82,652	111,398
Total other (loss) income, net	(7,608,094)	1,694,012

Net loss	(17,102,407)	(6,988,314)

Revenue

Healthcare services income was $637,784 and $327,273 for the six months ended June 30, 2021 and 2020, respectively, which related to the services income derived from the AML clinic. The increase in healthcare services income was primarily due to the increase in number of patients being treated during the period.

Cost of healthcare services

Cost of healthcare services was $629,987 and $436,171 for the six months ended June 30, 2021 and 2020, respectively, which related to the fixed and variable costs in providing healthcare services by AML clinic. The increase in cost of healthcare services was primarily due to the increase in number of patients being treated during the period.

Research and development expenses

Research and development expenses comprised of costs incurred related to research and development activities, including payroll expenses to our research and development staff, service fees to our consultants, advisory and contracted research organization, sponsored research programs with various universities and research institutions and costs in acquiring IP rights which did not meet the criteria of capitalization under the U.S. GAAP. The following table sets forth a summary of our research and development expenses for the six months ended June 30, 2021 and 2020. The increase in research and development expenses was mainly due to the increase in services provided by contracted research organizations as a result of our projects’ development.

	For the six months ended June 30,
	2021	2020
	(Unaudited)	(Unaudited)
Research and Development Expenses:
Payroll expenses	$590,153	$567,078
Sponsored research	160,313	916,640
Amortization and depreciation	478,560	488,456
Consultation	1,597,380	1,161,227
Contracted research organizations	2,428,829	924,139
Other R&D expenses	253,121	257,493
Total Research and Development Expenses	5,508,356	4,315,033

General and administrative fees

The following table sets forth a summary of our general and administrative fees for the six months ended June 30, 2021 and 2020. The increase in general and administration fees was mainly due to a one-off reversal of over-provision in relations to bonus payables to our directors, employees, external consultants and advisors in the last period. It was partly offset by the decrease in travelling expenses due to the outspread of COVID-19 and the decrease in amortization and depreciation due to the disposal of fixed assets in the second half of 2020.

	For the six months ended June 30,
	2021	2020
General and Administrative Fees:	(Unaudited)	(Unaudited)
Payroll expenses	$1,895,551	$1,110,227
Rent and rates	144,452	227,965
Travelling expenses	3,668	140,500
Amortization and depreciation	118,305	214,177
Insurance	266,952	262,686
Advertising and marketing expenses	46,285	24,372
Other expenses	88,904	96,707
Total General and Administrative Fees	2,564,117	2,076,634

Legal and professional fees

For the six months ended June 30, 2021 and 2020, the legal and professional fees were $1,240,512 and $1,540,304, respectively. The decrease in legal and professional fees was mainly due to the decrease in consultancy services during current period.

Other operating expenses

For the six months ended June 30, 2021 and 2020, the other operating expenses were $189,125 and $641,457, respectively. The decrease in other operating expenses was mainly due to the impairment loss of fixed assets in 2020.

Other (loss) income

The following table sets forth a summary of other (loss) income for the six months ended June 30, 2021 and 2020.

	For the six months ended June 30,
	2021	2020
	(Unaudited)	(Unaudited)
Other (loss) income:
(Loss) gain on investments in marketable securities, net	$(7,565,273)	$192,134
Gain on non-marketable investments	-	1,635,939
Loss on investments in derivatives, net	(4,289)	(101,233)
Gain on use of digital currencies	4,918	-
Interest expense, net	(126,102)	(144,226)
Sundry income	82,652	111,398
Total other (loss) income, net	(7,608,094)	1,694,012

Net loss attributable to Aptorum Group Limited

For the six months ended June 30, 2021 and 2020, net loss attributable to Aptorum Group Limited (excluding net loss attributable to non-controlling interests) was $16,081,424 and $6,204,565, respectively.

LIQUIDITY AND CAPITAL RESOURCES

The Group reported a net loss of $17,102,407 and net operating cash outflow of $6,754,035 for the six months ended June 30, 2021. In addition, the Group had an accumulated deficit of $46,570,550 as of June 30, 2021. The Group’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Group will be able to reduce or eliminate its net losses for the foreseeable future. If management is not able to generate significant revenues from its product candidates currently in development, the Group may not be able to achieve profitability.

The Group’s principal sources of liquidity have been cash, marketable securities and line of credit facility from related parties. As of the date of issuance of the condensed consolidated financial statements, the Group has approximately $16 million of restricted and unrestricted cash and approximately $15 million of undrawn line of credit facility from related parties. Based upon the current market price of the Group’s marketable securities, it anticipates it can liquidate such marketable securities, if necessary. In addition, the Group will need to maintain its operating costs at a level through strict cost control and budgeting to ensure operating costs will not exceed the aforementioned sources of funds to continue as a going concern for a period within one year after the issuance of its condensed consolidated financial statements.

The Group believes that available cash, together with the efforts from aforementioned management plan and actions, should enable the Group to meet current anticipated cash needs for at least the next 12 months after the date that the condensed consolidated financial statements are issued and the Group has prepared the condensed consolidated financial statements on a going concern basis. We may, however, need additional capital in the future to fund our continued operations. If we determine that our cash requirements exceeds the amount of cash and cash equivalents we have at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity or convertible debts would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you the financing will be available in amounts or on terms acceptable to us, if at all.

CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations as of June 30, 2021.

	Payment Due by Period
	Total	less than one year	One to three years	Three to five years
	US$	US$	US$	US$
Operating lease commitments	421,617	351,329	70,288	-
Debt obligations	1,197,356	87,879	1,109,477	-
Finance lease	76,280	53,845	22,435	-
Total	1,695,253	493,053	1,202,200	-

Operating lease commitments

We have several operating leases for office, laboratories and clinic. Operating lease commitments reflect our obligation to make payments under these operating leases.

Debt obligations

Debt obligations reflects outstanding principal obligations due to Aeneas Group Limited, a related party, and Jurchen Investment Corporation, the ultimate parent of the Group under a line of credit arrangement. The Group can access up to a total $15 million under this arrangement. The line of credit will mature on August 12, 2022 and the interest on the outstanding principal indebtedness will be at the rate of 8% per annum. The Group may early repay, in whole or in part, the principal indebtedness and all interest accrued at any time prior to the maturity date without the prior written consent of the lender and without payment of any premium or penalty.

Finance lease

Finance lease obligations reflect our outstanding payment obligations in connections with our hire purchased vehicle.

CONTINGENT PAYMENT OBLIGATIONS

The Group has entered into agreements with independent third parties for purchasing office and laboratory equipment. As of June 30, 2021, we had non-cancellable purchase commitments of $49,166.

The Group has additional contingency payment obligations under each of the license agreements, such as milestone payments, royalties, research and development funding, if certain condition or milestone is met.

Milestone payments are to be made upon achievements of certain conditions, such as Investigational New Drugs (“IND”) filing or U.S. Food and Drug Administration (“FDA”) approval, first commercial sale of the licensed products, or other achievements. The aggregate amount of the milestone payments that we are required to pay up to different achievements of conditions and milestones for all the license agreements signed as of June 30, 2021 are as below:

Amount
Drug molecules: up to the conditions and milestones of
Preclinical to IND filing	$282,564
From entering phase 1 to before first commercial sale	22,276,410
First commercial sale	14,956,410
Net sales amount more than certain threshold in a year	70,769,231
Subtotal	108,284,615

Diagnostics technology: up to the conditions and milestones of
Before FDA approval	201,349

Total	$108,485,964

For the six months ended June 30, 2021 and 2020, the Group incurred $59,232 and nil milestone payments, respectively. For the six months ended June 30, 2021 and 2020, the Group did not incur any royalties or research and development funding.

CONDENSED SUMMARY OF OUR CASH FLOWS

	Six months ended June 30, 2021	Six months ended June 30, 2020
	(Unaudited)	(Unaudited)
Net cash used in operating activities	$(6,754,035)	$(7,025,945)
Net cash provided by investing activities	19,991,602	898,641
Net cash provided by financing activities	3,203,090	4,957,625
Net increase (decrease) in cash and restricted cash	16,440,657	(1,169,679)

For the six months ended June 30, 2021 and 2020

Operating activities

Net cash used in operating activities amounted to $6.8 million and $7.0 million for the six months ended June 30, 2021 and 2020, respectively. The decrease in net cash used in operating activities was mainly due to the increase in net of additional operating expenses being accrued and yet to settle and the increase in operating expenses, during the current period.

Investing activities

Net cash provided by investing activities amounted to $20.0 million and $0.9 million for the six months ended June 30, 2021 and 2020, respectively. The increase in net cash provided by investing activities was due to the increase in sale proceeds from the disposal of marketable securities of $19.2 million.

Financing activities

Net cash provided by financing activities amounted to $3.2 million and $5.0 million for the six months ended June 30, 2021 and 2020, respectively. The decrease in net cash provided by financing activities was due to the decrease in proceeds from issuance of Class A Ordinary Shares of $5.2 million. It was partly offset by the net increase in loan from related parties by $3.0 million.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

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